MANAGEMENT’S DISCUSSION AND ANALYSIS

CryptoLogic Limited and our subsidiaries are referred to collectively as “CryptoLogic”, “the Company”, “we”, “us” and “our” throughout this Management’s Discussion and Analysis (“MD&A”), unless otherwise specified.  The following MD&A should be read in conjunction with the unaudited consolidated interim financial statements of CryptoLogic, including the notes thereto, for the three months ended March 31, 2010, and the audited consolidated financial statements and the MD&A of CryptoLogic Limited for the year ended December 31, 2009 as set out in CryptoLogic Limited’s annual report.  This MD&A is dated May 12, 2010.  Additional information relating to CryptoLogic, including our Annual Information Form, is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.  All currency amounts are in US dollars, unless otherwise indicated.

BUSINESS OVERVIEW

CryptoLogic is a world-leading and long-standing publicly traded online gaming software developer and supplier servicing the global Internet gaming market.  WagerLogic Limited (“WagerLogic”), a wholly-owned subsidiary of CryptoLogic, provides software licensing, e-cash management and customer support services for our Internet gaming software to an internationally-recognized client base (“licensees” or “customers”) around the world who operate under government authority where their Internet businesses are licensed.

OVERVIEW OF RESULTS

Revenue for Q1 2010 was $7.6 million, a decrease of 24.6% when compared with the same period of the prior year (Q1 2009: $10.1 million).  When compared to Q1 2009, revenue in Q1 2010 was negatively impacted by reduced poker revenue as we completed the outsourcing of our hosted poker business, decreased casino revenue reflecting subdued wagering activity and reduced contribution from a key customer due to a transition completed in 2009 and general macro economic trends.  In March 2009, the Company completed the outsourcing of its hosted poker business to GTECH, and as expected, poker revenue declined as many of poker licensees did not migrate to the GTECH network and the fees that we earned are reduced by amounts paid to GTECH.  The U.S. dollar was weaker when compared to the euro and British pound in Q1 2010, as compared with Q1 2009, positively impacting revenue by approximately $0.3 million.

Loss in Q1 2010 was $3.2 million or $0.25 per diluted share (Q1 2009: $1.3 million or $0.10 per diluted share).  The loss in the first quarter was due primarily to decreased revenue, the impact of the relatively weak U.S. dollar on our reported results and the impact of a $1.5 million tax benefit recorded in Q1 2009.  Partially offsetting these increases were decreased operating and general and administration expenses as the impact of the Company’s cost reduction plans started yielding results, reduced reorganization costs and decreased amortization.  The U.S. dollar was weaker when compared to the euro and British pound and Canadian dollar in Q1 2010 as compared with Q1 2009 increasing loss by approximately $0.9 million.

At March 31, 2010, the Company ended the quarter with $19.7 million of net cash, which consists of  cash and cash equivalents and security deposits, or $1.42 of net cash per diluted share (December 31, 2009: $23.7 million or $1.71 per diluted share).  The decrease in net cash during the three months ended March 31, 2010 of approximately $4.0 million is due to the cash impact of operating losses of approximately $2.4 million, payments of trade accounts payable of $1.1 million, an increase in prepaid expenses of $0.3 million, largely due to scheduled payments to royalty providers including D.C. Comics and amounts paid for income tax of approximately $1.4 million.  These decreases are partially offset by the collection of accounts receivable of $1.1 million. The Company continues to be debt free.  CryptoLogic’s working capital at March 31, 2010 was $24.1 million or $1.74 per diluted share (December 31, 2009: $26.5 million or $1.91 per diluted share).

	2010	2009				2008
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
In thousands of US dollars, except per share data)
Revenue	$7,641	$9,930	$9,591	$10,140	$10,133	$11,360	$14,049	$16,800	$19,317
Casino	5,074	8,746	7,098	7,721	6,384	7,458	10,138	10,800	13,426
Branded game	1,254	1,183	780	534	315	324			
Poker	589	543	501	516	1,956	2,671	3,219	3,635	4,234
Interest income	42	66	87	122	171	16	443	824	794
Minority interest	(241)	(2,539)	(244)	(122)	(78)	(2,528)	396	96	162
Net (loss)/earnings	(3,247)	(24,819)	(3,204)	(6,191)	(1,296)	(25,968)	(5,886)	(1,493)	609

(Loss)/earnings per share
Basic	$(0.25)	$(1.97)	$(0.25)	$(0.46)	$(0.10)	$(2.05)	$(0.45)	$(0.10)	$0.06
Diluted	$(0.25)	$(1.97)	$(0.25)	$(0.46)	$(0.10)	$(2.05)	$(0.45)	$(0.10)	$0.06
Weighted average number of shares (000’s)
Basic	13,820	13,820	13,820	13,820	13,820	13,820	13,866	13,934	13,932
Diluted	13,820	13,820	13,820	13,820	13,820	13,820	13,866	13,934	13,937

RESULTS OF OPERATIONS

Revenue
Revenue for Q1 2010 was $7.6 million, a decrease of 24.6% when compared with the same period of the prior year (Q1 2009: $10.1 million).

Hosted Internet casino
Hosted Internet casino revenue decreased 20.5% to $5.1 million in the quarter ended March 31, 2010 as compared to the same period in the prior year (Q1 2009: $6.4 million).  Hosted Internet casino revenue accounted for 66.4% of total revenue for Q1 2010 (Q1 2009: 63.0%).  Revenue in Q1 2010 was negatively impacted by subdued wagering activity and reduced contribution from a key customer transition completed in 2009 and weaker results from another major licensee.  Revenue was also impacted by increased contribution to the Company’s jackpot provision, general macro economic trends and the decommissioning of a minor licensee.  The U.S. dollar was weaker when compared to the euro and British pound in Q1 2010 as compared with Q1 2009 positively impacting Internet casino revenue by approximately $0.3 million.

Branded games
Branded games revenue was $1.3 million for the three months ended March 31, 2010 (Q1 2009: $0.3 million).  Branded games revenue accounted for 16.4% of total revenue for Q1 2010 (Q1 2009: 3.1%).  At March 31, 2010, the Company had delivered 92 games, an increase of 89 games when compared to the same period in the prior year.  The Company delivered 26 games during the quarter. The games delivered in Q1 were generally delivered late in the quarter so future quarters will benefit from a full quarter’s revenue on these games.  The increase in branded games revenue is due to the increased number of revenue generating games.  The U.S. dollar was significantly weaker when compared to the euro and British pound in Q1 2010 as compared with Q1 2009, but did not have a material impact to branded games revenue.

Fees and licensing revenue from both our hosted Internet casino and our branded games businesses are calculated as a percentage of a licensee’s level of activity in their online casino sites.  Such revenue is affected by the number of active players on the licensee’s site and their related gaming activity.  In addition, this revenue is influenced by a number of factors such as the entertainment value of the games developed by CryptoLogic, the frequency and success of new game offerings and the effectiveness of the licensees’ marketing programs.

Internet poker
In Q1 2010 Internet poker revenue declined 69.9% to $0.6 million from $2.0 million in the same period of the prior year.  Internet Poker revenue represented 7.7% of total revenue for the first quarter of 2010 (Q1 2009: 19.3%).  The reduction in Internet poker revenue for the three months ended March 31, 2010 as compared with the same period of the prior year is primarily due to the transition of its poker network to GTECH and a decline in the overall poker industry. In March 2009, the Company completed its outsourcing of its hosted poker business to GTECH, which gives CryptoLogic’s poker licensees and players access to a larger network at significantly lower cost to CryptoLogic.  As expected, poker revenue declined as a number of the poker licensees did not migrate to GTECH and the fees that we earned were reduced by amounts paid to GTECH.  The U.S. dollar was weaker when compared to the euro and British pound in the three months ended March 31, 2010, as compared with the same period in the prior year positively impacting poker revenue by approximately $0.03 million.

CryptoLogic, through its wholly-owned subsidiary WagerLogic offers a “virtual” poker room for its licensees using software and technology provided GTECH Corporation’s International Poker Network.  Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the “rake” is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments.  Players prefer poker rooms with strong “liquidity”, which are rooms that offer a high availability of games at the desired stake levels, in the currency of choice, and on a 24/7 basis.

Other revenue
Other revenue includes fees for software customization, professional services, marketing support and certain commerce based transactions and other non-recurring revenue.  Other revenue was $0.7 million for the three months ended March 31, 2010 (Q1 2009: $1.5 million).  Other revenue accounted for 9.5% of total revenue for the three months ended March 31, 2010 (Q1 2009: 14.6%).  The decrease in other revenue for the three months ended March 31, 2010 is due to reduced commerce based transaction fees, partially offset by increased professional services revenue and a one time termination fee from  a licensee generating an immaterial level of revenue.  Portals revenue was relatively flat when compared to the same period in the prior year.

Geographical diversification
CryptoLogic continues to execute its strategy ensuring it is well-diversified to mitigate local regulatory risks.  No revenue is derived from U.S. based players.

Revenue trends
The global economic downturn is impacting the Company’s business. This is expected to be mitigated by new branded game roll-outs throughout 2010 and beyond.

While the global online gaming market continues to promise growth potential, competition is intensifying for players and market position.  We believe that continued disciplined execution of our business strategy will contribute to growth in the future.  It is expected that there will be modest growth in European poker markets during the next year.

Operating Expense
Operating expense comprises development and support expense, which includes all personnel and equity compensation costs for employee stock options and the long term incentive program; licensee support; e-cash system and support costs; customer service expense; and staffing for regulatory compliance.

Operating expense for the three months ended March 31, 2010 was $8.1 million, or 105.8% of revenue. (Q1 2009: $8.2 million or 80.9% of revenue). Operating expense decreased by $0.1 million or 1.4% when compared to the corresponding period of the prior year.  A weak U.S. dollar is generally unfavorable on expenses which are primarily denominated in Canadian dollars, euro and British pounds.  The U.S. dollar was weaker when compared to the euro, British pound and Canadian dollar in the three months ended March 31, 2010 negatively impacting operating expense by approximately $0.9 million.  After normalizing for the impact of relative weakness of the U.S. dollar, operating expense decreased by 12.1%.  The decreases in operating expense for the three months ended March 31, 2010 are due to the Company’s cost reduction program, reduced headcount related costs, IT costs associated with the outsourcing of the poker room to GTECH, as well as general restructuring of the business.  Offsetting these increases was an increase in the Company’s contribution to certain licensee marketing activities.

General and Administrative Expense
General and Administrative (“G&A”) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure expense and the cost of public company listings.  In Q1 2010, G&A expense was $2.2 million and represented 28.5% of revenue (Q1 2009: $3.1 million or 30.8% of revenue).

The decrease in G&A expense in the three months ended March 31, 2010 as compared with the same period in the prior year is due to decreased professional fees.  This decrease is offset, in part, by the relative weakness of the U.S. dollar in Q1 2010 against the euro, Canadian dollar and the British pound, which increased G&A expense by approximately $0.2 million.

Reorganization Charges
Due to continued unfavorable macro-economic conditions and lower revenue than expected, we expanded our reorganization plan in Q4 2009, and are outsourcing additional technology infrastructure activities, consolidating additional data center operations, and migrating additional functions to lower cost jurisdictions.  This reorganization plan is resulting in further reductions in headcount related costs.  Reorganization expense recorded in Q1 2010 was $0.03 million, a decrease of 94.5% when compared to the same period in the prior year (Q1 2009: $0.5 million).  The Company expects future cash outlays of $2.9 million, primarily on lease termination costs in Toronto and employee severance, to fully execute the restructuring plan.

Amortization
Amortization expense is based on the estimated useful life and includes the amortization of our investments in computer equipment, leasehold improvements, software licenses, acquired customer lists and internet brand names.

In Q1 2010, amortization expense was $0.7 million for the three months ended March 31, 2010. (Q1 2009: $1.3 million)  Amortization accounted for 9.7% of revenue for the three months ended March 31, 2010. (Q1 2009: 12.9% of revenue) This decrease in Q1 2010 primarily reflects less amortization on infrastructure assets as they become fully depreciated and reduced amortization on assets impaired in Q4 2009.

Interest Income
Interest income, which is composed of interest earned on cash and cash equivalents, was $0.04 million in the three months ended March 31, 2010. (Q1 2009: $0.2 million). The decline in interest income was primarily due to reduced cash and cash equivalents and reduced yields on U.S dollar investments due to interest rate reductions.

Income Taxes
Income taxes were $0.1 million in the three months ended March 31, 2010 (Q1 2009: income tax benefit of $1.5 million).  CryptoLogic is subject to tax in many jurisdictions. The Company is actively working to reduce the number of its subsidiaries, which will reduce the overall tax burden.  The consolidated net operating loss is composed of operating losses in some jurisdictions and operating profits in others which results in a tax expense despite material consolidated losses.  Subject to significant changes in the tax rates of those jurisdictions or significant changes in our corporate structure, we generally expect a blended tax rate of approximately 15%, once we return to profitability.

The tax benefit of $1.5 million recorded in the first quarter of 2009 is primarily a result of amendments to Section 261 of the Income Tax Act in Canada that permit certain corporations resident in Canada to elect to determine their Canadian tax amounts in the corporation's "functional currency" as opposed to the general requirement that all amounts that are relevant to the computation of tax under the Canadian Income Tax Act be in Canadian dollars.

Minority Interest
Pursuant to a business reorganization implemented by way of an Ontario Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares (“Exchangeable Shares”) of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company.  The CEC shares are, as nearly as practicable, the economic equivalent of

CryptoLogic Limited Shares.  These CEC shares participate equally in voting and dividends with the shareholders of the Company.  No additional shares of CEC have been or will be issued.  For more information, see the Management Information Circular dated April 23, 2007 available on www.SEDAR.com.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc.  Accordingly, financial information presented in the MD&A reflects the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.  The interest held by CEC shareholders has been presented as a minority interest in the consolidated financial statements, as required under GAAP.

At the time of the re-organization, a total of 12.6 million and 1.3 million shares of CryptoLogic Limited and CEC were outstanding, respectively. Since then, a total of 328,837 shares of CEC have been exchanged, with the remaining 1,003,731 shares of CEC being reflected as minority interest as at March 31, 2010.  Minority interest will continue until all CEC shares have been exchanged into CryptoLogic Limited shares or until June 1, 2014 when we will redeem all outstanding CEC shares in return for CryptoLogic Limited shares.

Loss
Loss in Q1 2010 was $3.2 million or $0.25 per diluted share (Q1 2009: $1.3 million or $0.10 per diluted share).  The loss in the first quarter was due primarily to decreased revenue, the impact of the relatively weak U.S. dollar on our reported results and a $1.5 million tax benefit recorded in Q1 2009.  Partially offsetting these increases were decreased operating and general and administration expenses as the impact of the Company’s cost reduction plans started yielding results, reduced reorganization costs and decreased amortization.  The U.S. dollar was weaker when compared to the euro and British pound and Canadian dollar in Q1 2010 as compared with Q1 2009 increasing loss by approximately $0.9 million.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2010, the Company ended the quarter with $19.7 million of net cash, which consists of cash and cash equivalents, restricted cash and security deposits, or $1.42 of net cash per diluted share (December 31, 2009: $23.7 million or $1.71 per diluted share).  The decrease in net cash during the three months ended March 31, 2010 of approximately $4.0 million is due to the cash impact of operating losses of approximately $2.4 million, payments of trade accounts payable of $1.1 million, an increase in prepaid expenses of $0.3 million largely due to scheduled payments to royalty providers including D.C. Comics and amounts paid for income tax of approximately $1.4 million.  These decreases are offset by the collection of accounts receivable of $1.1 million. The Company continues to be debt free.

CryptoLogic’s working capital at March 31, 2010 was $24.1 million or $1.74 per diluted share (December 31, 2009: $26.5 million or $1.91 per diluted share).  The decrease in working capital during the three months ended March 31, 2010 is primarily due to the impact of operating losses.

Cash flow used in operating activities was $4.0 million for the three months ended March 31, 2009 (Q1 2009: $4.7 million). The use of cash in operating activities for the three months ended March 31, 2010 is due to the cash impact of operating losses of approximately $2.4 million, payments of trade accounts payable of $1.1 million, an increase in prepaid expenses of $0.3 million largely due to scheduled payments to royalty providers including D.C. Comics and amounts paid for income tax $1.4 million.  These decreases are partially offset by the collection of accounts receivable of $1.1 million

Cash flow used in financing activities was nil for the three months ended March 31, 2010 (Q1 2009: nil).

Cash flow used in investing activities was $0.04 million for the three months ended March 31, 2010.  (Q1 2009: Cash flow provided by investing activities of $1.9 million).  The cash flow used in investing activities in the three months ended March 31, 2010 was due to purchase of capital assets.  The cash flow provided by investing activities in Q1 2009 was due to an elimination of the restriction on cash balances totaling $2.2 million associated with amounts held in escrow at December 31, 2008, that would have been paid to the Company’s former CEO had there been a change in control of the company offset in part by purchases of capital assets and investments in long term investments.

At March 31, 2010, the Company had 12,815,320 common shares outstanding and 517,771 share options outstanding.  The Company completed a court approved plan of arrangement in 2007.  As part of the Arrangement, Canadian residents received Exchangeable Shares of CEC, an indirect subsidiary of the Company.  CEC had 1,003,731 shares outstanding at March 31, 2010.  The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares.  For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc.  The CEC shares can be exchanged for an equivalent amount of CryptoLogic Limited Shares at anytime and are accounted for as a minority interest.  On June 1, 2014, the Company through its subsidiaries will redeem not less than all of the then outstanding Exchangeable Shares for an amount per share equal to the redemption price.  The redemption price will be satisfied through the issuance and delivery of one CryptoLogic Limited common share for each Exchangeable Share.  CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on the company matters.  All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc.  The shares of CEC provide those shareholders with the same voting and dividend right as the shares of CryptoLogic Limited.  No additional shares of CEC will be issued.

INTERNAL CONTROL OVER FINANCIAL REPORTING

For the three months ended March 31, 2010, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING POLICIES

These items are substantially unchanged as discussed in the Company’s MD&A for the year ended December 31, 2009 as filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011.

In June 2008 the Canadian Securities Administrators (“CSA”) issued Staff Notice 52-321, Early Adoption of IFRS which indicated that the CSA would be prepared to grant an exemption to allow Canadian financial statement issuers to adopt IFRS early on a case-by-case basis, provided that they could demonstrate that they met certain conditions.

The adoption of IFRS will require the restatement of amounts reported by us for our previous year ended, and of the opening balance sheet as at the date of adoption.

We intend to adopt IFRS for the accounting period commencing January 1, 2011 and we are continuing to assess the financial reporting impacts of the adoption of IFRS. We expect financial reporting impacts to deferred tax, intangible assets and share based payments, however, the impact on future financial position and results of operations is not reasonably determinable or estimable at this time. We do anticipate a significant increase in disclosure resulting from the adoption of IFRS and are continuing to assess the level of disclosure required.

The IFRS conversion project consists of three phases: Scoping and Diagnostics, Analysis and Development and Implementation and Review.

Phase One: Scoping and Diagnostics, which involved project planning and staffing and identification of differences between current Canadian GAAP and IFRS, has been completed.

Phase Two: Analysis and Development, involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues. Phase Two is underway, but has not yet been completed and while certain differences have been identified, we do not believe these will have any significant financial statement impact.

Phase Three: Implementation and Review will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across our finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and audit committee approval of IFRS-compliant financial statements.

RISKS AND UNCERTAINTIES
The primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operation are substantially unchanged from the Company’s MD&A for the year ended December 31, 2009 as contained in our 2008 Audited Financial Statements filed on SEDAR and www.sedar.com or available on EDGAR at www.sec.gov.

OUTLOOK
•	Revenue outlook to improve gradually, driven by recent improvement in wagering activity and new licensees. Q2 revenue to date is ahead of the same period in the previous quarter
•	Branded games revenue to gain momentum as new games come on stream
•	Number of new branded games launched by licensees to date and generating revenues currently at 108, with a backlog of approximately 92 games
•	CryptoLogic’s full Internet casino hosting suite for Betsafe.com to go live in Q2